

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue
Suite W2100
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Post-qualification Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed October 16, 2020**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services